United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2015

Vale S.A.

Avenida Graça Aranha, No. 26

20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766

EXCERPT OF THE MINUTES OF THE

ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.

On September 24, 2015, at 9:30 am, Messrs.  Dan Conrado - Chairman of the Board, Sérgio Alexandre Figueiredo Clemente — Vice-Chairman, Marcel Juviniano Barros, Gueitiro Matsuo Genso, Tarcísio José Massote de Godoy (by conference call), Fernando Jorge Buso Gomes, Oscar Augusto de Camargo Filho, Alberto Ribeiro Guth, Lucio Azevedo, and the alternates Mrs. Yoshitomo Nishimitsu and Victor Guilherme Tito, and also Mr. Clovis Torres as secretary, having unanimously resolved upon the following: “ELECTION OF EXECUTIVE OFFICER — Considering the issuance of the competent visa and obtainment of work permit issued by the Labor and Employment Ministry (Ministério do Trabalho e Emprego), the Board of Directors approved the election of Ms. JENNIFER ANNE MAKI, Canadian, single, accountant, bearer of the Identity card #G140882-3 issued by RNE, enrolled at CPF/MF under number 063.119.857-13, with commercial address at 26 Graça Aranha Avenue, 18º floor, at the City of Rio de Janeiro, RJ, as Executive Officer responsible for Vale’s Base Metals sector, whose term shall last until May 26, 2017. The Executive Officer elected herein, has declared to be free and clear to serve in such position according to article 147 of the Brazilian Corporate Law (Law #6.404/76).” I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, September 24, 2015.

Clovis Torres

Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: September 24, 2015		Rogerio T. Nogueira
Director of Investor Relations